UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
OMB Number:3235-0145 Expires: February 28, 2009 Estimated average burden hours per response… 10.4

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HEALTHWAYS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

422245100
(CUSIP Number)

North Tide Capital, LLC 500 Boylston Street, Suite 310 Boston, Massachusetts 02116 Tel. No.: 617- 449-3122 Attn: Chief Financial Officer
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. North Tide Capital Master, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,000,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,000,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,000,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 8.6%
14	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. North Tide Capital, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Massachusetts
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,400,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,400,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.7%
14	Type of Reporting Person (See Instructions) IA, OO (Limited Liability Company)

1	Names of Reporting Persons. Conan Laughlin
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 3,400,000
9 Sole Dispositive Power 0
10 Shared Dispositive Power 3,400,000
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,400,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 9.7%
14	Type of Reporting Person (See Instructions) HC, IN

AMENDMENT NO. 15 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”), relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Healthways, Inc., a Delaware corporation (the “Issuer”), 701 Cool Springs Boulevard, Franklin, TN  37067, is being filed as an amendment to the statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 28, 2013.

This Amendment is being filed on behalf of North Tide Capital Master, LP (the “Master Fund”), North Tide Capital, LLC (“North Tide”), and Conan Laughlin (together with each of the foregoing, the “Reporting Persons”).

This Amendment is being filed to amend Items 4 and 7, as follows:

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following information:

On December 1, 2013, North Tide delivered to the Board of Directors of the Issuer a copy of the letter attached hereto as Exhibit 7.1, the contents of which are incorporated herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit 99.2	Letter, dated December 2, 2013, from the North Tide to the Board of Directors of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:              December 2, 2013

NORTH TIDE CAPITAL MASTER, LP

By: North Tide Capital GP, LLC,
its General Partner

By: /s/ Conan Laughlin
Conan Laughlin
Manager

NORTH TIDE CAPITAL, LLC

By: /s/ Conan Laughlin
Conan Laughlin
Manager

CONAN LAUGHLIN

By: /s/ Conan Laughlin
Conan Laughlin, Individually

* The Joint Filing Agreement, executed by and among the Reporting Persons, dated February 22, 2013, which was filed as an exhibit to Amendment No. 1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on February 22, 2013, is hereby incorporated by reference.